Novartis AG Postfach 4002 Basel Switzerland

April 22, 2011

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

US Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:                              Novartis AG

Form 20-F for Fiscal Year Ended December 31, 2010

Filed January 27, 2011

File No. 001-15024

Dear Mr. Rosenberg:

This is in response to your letter addressed to Jonathan Symonds, our Chief Financial Officer, dated April 8, 2011 setting forth comments regarding our filing, and seeking certain information.  For ease of reference, we set forth your comments below, followed by our responses.

Item 4.B Business Overview

Pharmaceuticals
Compounds in Development, page 38

SEC Comment No. 1

In order to help us evaluate your disclosure about your research and development activities, please provide us the following information:

Novartis Response:

Given the significance of our research and development activities to our Company, we extensively communicate the status of our efforts to the public both by means of ad hoc disclosures, and by means of filings with the SEC.  Throughout the course of the year, as developments arise, we issue ad hoc press releases to the media reporting on events associated with our pipeline.  Similarly, our quarterly and annual results releases contain updates and summaries of the status of our pipeline projects.  These ad hoc and results releases are then furnished to the SEC attached to Forms 6-K.  In addition, we present the status of our pipeline at investor events, and these presentations are posted on our website, novartis.com.

Finally, our Form 20-F annually provides investors with a comprehensive disclosure of our research and development activities.  These disclosures are found in our Compounds in Development section, together with our Research and Development section and our Regulation section.  Together, these sections describe our Pharmaceuticals development pipeline and our research and development efforts, including the projects in development, the process we follow in our efforts to develop products, the regulatory framework we must work under to get our products approved, and our investment in research and development.  See “Item 4.B Business Overview—Pharmaceuticals—Compounds in Development,” pages 38-47, “—Research and Development,” pages 49-51 and “—Regulation,” pages 51-53.

In response to your specific requests, we provide additional information underneath each bullet point below:

•                  SEC Request: A description of your research and development process for each of your segments, including to what extent regulatory approval is required to market products.  In your response, please describe the key management activities within your “development paradigm,” particularly the “confirmatory” phase, including a description of your process for monitoring development progress for individual projects (e.g. board reviews), your criteria for prioritizing and funding projects, your key decision points for determining project continuance or termination and financial measures used to evaluate performance of your “development paradigm.”

•                  Novartis Response: A description of the research and development processes and the regulatory requirements for the approval of products for each of our divisions disclosed in our Form 20-F can be found in Item 4.B at the following locations:

•                  Pharmaceuticals Division: “Item 4.B Business Overview—Pharmaceuticals—Research and Development,” pages 49-51 and “—Regulation,” pages 51-53;

•                  Vaccines and Diagnostics Division: “Item 4.B Business Overview—Vaccines and Diagnostics—Research and Development,” page 65 and “—Regulation,” page 66;

•                  Sandoz Division: “Item 4.B Business Overview—Sandoz—Development and Registration,” page 73 and “—Regulation,” page 73;

•                  Consumer Health Division: “Item 4.B Business Overview—Consumer Health—Research and Development,” page 78 and “—Regulation,” page 78.

In response to your further request, the following is a description of our internal processes for monitoring and managing the progress of individual development projects in our Pharmaceuticals Division, which we would propose in future periodic reports on Form 20-F to add to the description of the “—Development Program” (found on page 50 of our Form 20-F for 2010) as a new second paragraph to that section:

At each of these phases of clinical development, our activities are managed by our Innovation Management Board (IMB).  The IMB is responsible for oversight over all major aspects of our development portfolio.  In particular, the IMB is responsible for the endorsement of proposals to commence the first clinical trials of a development compound, and of major project phase transitions and milestones following a positive Proof of Concept outcome, including transitions to full development and the decision to submit a drug to health authorities.  The IMB is also responsible for project discontinuations, for the endorsement of overall development strategy and the endorsement of development project priorities. The IMB is chaired by the Head of our Pharmaceuticals Division and has representatives from Novartis senior management, as well as experts from a variety of fields among its core members and extended membership.

•                  SEC Request:  For each segment that requires regulatory approval, quantify the number of projects that were in preclinical development and Phase I, Phase II and Phase III of clinical development and for those which a submission requesting regulatory approval was filed as of December 31, 2010.

•                  Novartis Response:   As of December 31, 2010, our Pharmaceuticals Division had 52 projects in Phase I clinical development, 47 projects in Phase II, 33 in Phase III and 15 in registration, for a total of 147 development projects, which total number was reported in our Form 20-F at page 26.  Also as of December 31, 2010, our Vaccines and Diagnostics Division had 5 vaccines projects in Phase I clinical development, 5 projects in Phase II, 3 in Phase III and 5 in registration, for a total of 18 development projects.  Regarding our Sandoz Division, the development of their products do not follow the Phase I-III process followed in the development of new branded pharmaceutical products.  See “Item 4.B Business Overview—Sandoz—Development and Registration,” and “—Regulation” at pages 73-74.  Regarding our Consumer Health Division, only certain of the products developed by that division are developed following the Phase I-III process followed in the development of new branded pharmaceutical products, and it is not our practice to disclose the pipeline of that division, which, given the size of that division relative to the Group, and the comparatively small amount invested by the Consumer Health Division in research and development (see page 78) we do not believe that such information would be material to investors.

With regard to your request for the number of projects in our preclinical pipeline, we do not believe that such information would be meaningful to investors, and to the contrary could be misleading.  The time from discovery of a new chemical entity to commercial launch can take up to 15 years, or even longer.  In addition, for each preclinical project, there is a substantial risk that it will fail even to reach Phase I clinical development, with an even greater risk that it will fail to succeed through all levels of clinical development and be approved for commercial sale.  As a result, information regarding the number of projects in the preclinical pipeline would not provide investors with meaningful information with respect to the potential future prospects of the Company.

•                  SEC Request: For each segment requiring regulatory approval, the breakout of research and development expenses incurred during 2010, if practicable by development phase (i.e. preclinical, Phases I, II and III) and by therapeutic class.

•                  Novartis Response: The research and development expenses for each of our divisions disclosed in our Form 20-F can be found in Item 4.B at the following locations:

•                  Pharmaceuticals Division: “Item 4.B Business Overview—Pharmaceuticals—Research and Development,” page 49;

•                  Vaccines and Diagnostics Division: “Item 4.B Business Overview—Vaccines and Diagnostics—Research and Development,” page 65;

•                  Sandoz Division: “Item 4.B Business Overview—Sandoz—Development and Registration,” page 73;

•                  Consumer Health Division: “Item 4.B Business Overview—Consumer Health—Research and Development,” page 78.

•                  In response to your request for more detailed research and development expense information, our research and development costs comprise direct project expenditures, personnel-related costs and various other costs, including infrastructure, travel and information technology costs related to research and development functions. A significant proportion of our research and development expenditures are fixed in nature and, in some cases, can be difficult to allocate to specific projects with a high degree of accuracy.

We manage our research and development expenditures across our entire portfolio in accordance with our internal priorities. The level of research and development investment required for a particular molecule will be driven by many factors including the medical indications for which it is being developed; the number of indications being pursued; whether the molecule is of a chemical or biological nature; the stage of development; and the level of evidence necessary to demonstrate clinical efficacy and safety. As a result of the complexity of such factors, additional disclosures on research and development expenditures by therapeutic area and/or development stage may not be accurate, and would not be meaningful information to investors either regarding any particular therapeutic area, or as to the Company’s commitment to research and development overall.

In addition, given the disclosures already provided, we do not believe that the breakout of research and development expenditure by development phase or by therapeutic class would add significantly to an investor’s understanding for the following reasons:

•                  We have a broad and diversified portfolio encompassing 147 clinical stage projects (as at December 31, 2010 in our Pharmaceuticals Division alone).  Thus our investment in any given set of projects within a defined development stage or therapeutic area is not likely to be individually material;

•                  We believe that the key disclosures relate to the scientific aspects of the projects themselves, rather than to our expenditures. Significant information is made available to investors in various ways in this respect and we believe additional cost information would be of limited benefit;

•                  As mentioned above, our research and development costs include a significant element of unallocated costs. Excluding such costs would limit the usefulness of the information to investors. Equally, attempting to allocate all such costs would also impact the accuracy of such information, again limiting the usefulness of the information to investors;

•                  Such additional disclosures are not consistent with current market practice. As such, we would be concerned that unilateral disclosures may put Novartis at a significant competitive disadvantage.

•                  SEC Request: For your key projects in the Confirmatory development stage listed in the Selected Development Projects table, indicate the month and year that it entered that phase.

•                  Novartis Response:  We do not believe that such information would be material to investors.  As stated, pharmaceutical projects can take many years from discovery to approval, and the length of time in development is not necessarily meaningful, and can be misleading, with investors potentially assuming that the length of the development period is meaningful.  We do provide investors on pages 38-42 with information regarding the current phase of development each project is in, and the year in which we plan to file the project with health authorities for approval.  In addition, for our key projects in development, we provide a narrative describing the development status of the project.  In our view, it is this information which an investor could view as material with respect to our pipeline.  We do not believe that the backward looking information of how long a project has been in Confirmatory development would assist investors in making an investment decision.

•                  SEC Request: For your key projects in the Confirmatory development stage listed in the Selected Development Projects table, identify the significant patents associated with the project and their expiration date.

•                  Novartis Response:  The disclosure of information regarding the patents on our compounds in development would be both misleading to investors, and would disrupt the FDA’s process for disclosing such patents, potentially putting us at a competitive disadvantage.  The information would be misleading to investors because it would be, by definition, incomplete, and not a true picture of the patent status as would be applicable to the compound when and if it is ultimately approved.  This is so first because patent applications for many of the compounds will be pending, but not yet granted.  Second, in the US and other countries, pharmaceutical products are eligible for a patent term extension for patent periods lost during regulatory review.  Essentially, the law recognizes that FDA review can take an extended period, and permits an extension of the patent term for a period related to the time taken for the FDA’s review.  However, the length of this extension cannot be known in advance, but is only determined after the product is approved.  Similarly, pharmaceutical products are eligible for an additional period of marketing exclusivity if the manufacturer conducts clinical studies in a pediatric population upon FDA request.  But whether this extension is granted cannot be known at the pre-approval phase.  Finally, while certain patents may be applied for early on in the development process, such as for the compound itself, it is not uncommon for additional patent applications to be applied for throughout the development process, such as for formulations, or additional indications.  So for these reasons, any early disclosure of the patent portfolio associated with a development compound would be misleading to an investor, and would not provide the investor with meaningful information as to the strength or lack of strength as to the patent protection which the product might ultimately have if and when it is approved.

Perhaps for this same reason, the FDA only requires pharmaceutical manufacturers to disclose their patents at the time new pharmaceutical products are approved, at which time, the patents are required to be disclosed in the “Orange Book.”  See http://www.accessdata.fda.gov/scripts/cder/ob/default.cfm.  Generic pharmaceutical manufacturers then use the patent information disclosed in the Orange Book to begin their process of developing generic competitors to our branded drug products.  Should we be required to disclose our patent portfolio (or whatever portion existed as of the time of disclosure) prior to the date a product was approved, we would be placed at a significant competitive disadvantage with respect to any generic pharmaceutical companies which might be beginning their preparations for a generic challenge of our products.  Such information would enable the generic challengers to begin the development of their competing products significantly earlier than they would have been able to had we not been required to disclose this information.

•                  SEC Request: For your key projects in the Confirmatory development stage listed in the Selected Development Projects table, tell us the projects added to and deleted from the table since 2009.  For those removed from this table clarify whether they were commercialized or terminated. For each terminated project, such as those listed on page 47, disclose the events and their timing leading to your decision to terminate the project.

•                  Novartis Response:  The following are the development projects which had been included in the projects in development table in our 2009 Form 20-F, but not included in the comparable table in our 2010 Form 20-F, and the reason why the project was not included in the 2010 table:

•                  ABF656 — project terminated (also disclosed in Report on Form 6-K as furnished to the SEC on October 6, 2010, referring to the project by its generic name albinterferon alfa-2b)

•                  ASA404 — project terminated (also disclosed in Report on Form 6-K as furnished to the SEC on November 12, 2010)

•                  Certican/Zortress, kidney indication — approved by FDA (note that the liver indication is still under development and the project is now re-listed alphabetically as Zortress/Certican)

•                  Diovan and Starlix (free combination) — project terminated

•                  EPO906 — project terminated (also disclosed in Report on Form 6-K as furnished to the SEC on June 2, 2010)

•                  FTY720 — project renamed Gilenya

•                  LCI699 — project terminated

•                  Lucentis, diabetic macular edema indication — approved by EMA

•                  Mycograb — project terminated (also disclosed in Report on Form 6-K as furnished to the SEC on October 6, 2010)

•                  PTZ601 — project terminated (also disclosed in Report on Form 6-K as furnished to the SEC on April 20, 2010)

•                  QAX028 — project terminated

•                  RAD001, solid tumors indication — Hepatocellular cancer indication (a specific form of solid tumor) substituted in its place

•                  SBR759 — project terminated

•                  Tasigna, newly diagnosed CML indication — approved by FDA and EMA

•                  Valturna/Rasival — EU project terminated after prior FDA approval (also disclosed in Report on Form 6-K as furnished to the SEC on October 21, 2010)

•                  Zometa — new labeling approved

The following are the projects which were newly added to the 2010 table:

•                  ACZ885, secondary prevention indication

•                  AFQ056, L-dopa induced dyskinesia indication

•                  ATI355

•                  BEZ235

•                  BKM120

•                  DEB025

•                  Exjade

•                  HCD122

•                  LCZ696, hypertension indication

•                  Lucentis, pathological myopia indication

•                  PTK796, community-acquired bacterial pneumonia indication

•                  RLX030

With regard to your additional request that we disclose the events and their timing leading to our decision to terminate these projects, as you note, we do provide a list in our Form 20-F of the projects which have been terminated during the year (see page 47).  While we would have no objection to providing a similar list setting forth the projects which have left the table as a result of approvals (or which have been added to the table), we do not believe that providing the details regarding the events and timing leading to our decision to terminate the development projects included in our table would be meaningful to investors.  Typically, these projects terminate because clinical results do not meet necessary standards for approval — a risk of which investors are warned (page 8).  We do not believe that the details of such failures would be material to investors.

•                  SEC Request: Tell us about any Confirmatory development stage projects that are not listed here and the reason not listed.

•                  Novartis Response:  As stated in our Form 20-F, the projects we disclose are our “key projects currently in the Confirmatory development stage within our Pharmaceuticals Division.”  While we do not have precise criteria for determining whether a development project is or is not a key project, and thus significant enough to be identified in our Form 20-F, in general, our decision to disclose a particular project is based on the judgment of our management regarding, among other factors, the project’s potential to meet a significant unmet medical need or to improve patient outcomes, as well as the potential (subject to the risks inherent in pharmaceutical development) to generate significant positive financial results for the Company. The projects which we disclose in our Form 20-F are those which we generally consider to be strategically significant to our Company, and generally are those for which we provide status updates in our quarterly financial results releases and investor presentations.

We do have other development projects in the Confirmatory development stage within our Pharmaceuticals Division which are not disclosed in our Form 20-F.  We have not disclosed these other projects because, in our judgment, given the above criteria, we do not believe that they are significant enough to warrant disclosure, and therefore are not material to investors.

Item 5. Operating and Financial Review and Prospects

Impairment of long-lived intangible and tangible assets, page 129

SEC Comment No. 2

You assert that the assumptions used to estimate the fair value of Alcon’s other intangible assets are based on assumptions “deemed reasonable by management.” Please tell us how these assumptions are consistent with IFRS and reference us the authoritative literature relied upon to support your position.

Novartis Response

We used the quote “deemed reasonable by management” in the section “Acquisition Accounting” where we provide explanation on how we arrived at the fair values of the main assets acquired and liabilities assumed.  As per the acquisition date we measured the identifiable assets and liabilities assumed at their fair value, unless IFRS provides for an exception. This approach is based on the guidance in IFRS 3.18. In Appendix A to IFRS 3 fair value is defined as “the amount for which an asset could be exchanged, or a liability settled between knowledgeable, willing parties in an arm’s length transaction”. Based on this guidance Novartis assesses the fair value of acquired assets and liabilities from the perspective of a market participant. The asset class with the most significant fair value adjustment in the Alcon acquisition was intangible assets. As market values were not observable for these intangible assets, we used either the excess earnings or the relief from royalty approach to determine the fair value. Management’s financial projections of the excess earnings or royalties avoided reflect asset specific risks and uncertainties and have been made from the perspective of a market participant. Management considered the assumptions underlying its forecasts as reasonable from the perspective of a market participant. In order to arrive at management’s “reasonable “ assumptions we also considered guidance and calculations provided by an external professional valuation company.

In order to clarify these disclosures in future periodic reports we will be adding “from the perspective of a market participant” to the sentence quoted in the first paragraph of our answer.

SEC Comment No. 3

Given the significance of the currently marketed product and marketing know-how intangibles acquired in the Alcon acquisition as identified in the table on page F-50, please provide us proposed revised disclosures to be included in the future periodic reports that shows a break-down of these intangibles by product.

Novartis response

The break-down of the closing balances of the intangible assets and goodwill by segment provided on page F-50 is based on the classification of intangible assets and goodwill presented in the roll-forward on page F-48. The disclosure on page F-48 is based on the guidance in IAS 38.118, which requires that such reconciliation should be provided by class of intangible asset. There is no requirement to provide such a roll-forward by each identified intangible asset or product.

We are therefore of the opinion that the disclosures provided fulfill the requirements of IAS 38.118. However, in future periodic reports we will further disaggregate to present “currently marketed products” and “marketing know-how” as two separate components in both the reconciliation presented on page F-48 and the segmentation of the closing balance on page F-50. Accordingly, per December 31, 2010 the table on page F-50 would have been presented as follows:

	Goodwill USD millions	Acquired research & development USD millions	Alcon brand name USD millions	Technologies USD millions	Currently marketed products USD millions	Marketing know-how USD millions	Other intangible assets USD millions	Total of intangible assets other than goodwill USD millions
Pharmaceuticals	2’862	1’812			1’841		181	3’834
Vaccines and Diagnostics	1’111	123		238	1’351		150	1’862
Sandoz	7’184	508		743	1’878		23	3’152
Consumer Health	605	4			855		1	860
Alcon	17’923	615	2’980	5’348	10’561	5’960	46	25’510
Corporate	7						13	13
Total	29’692	3’062	2’980	6’329	16’486	5’960	414	35’231
Potential impairment charge, if any, if discounted cash flows fell by 5%		3			8			11
Potential impairment charge, if any, if discounted cash flows fell by 10%		7			16			23

SEC Comment No. 4

Given that it appears that your portion of the net assets recorded associated with Alcon is close to your share of its market valuation, please tell us whether a reasonably possible change in a key assumption you use to evaluate the impairment of the Alcon cash-generating unit would result in its carrying amount exceeding its recoverable amount. If so, please provide us proposed revised disclosures to be included in future periodic reports that discloses the information described in paragraph 134(f) of IAS 36.

Novartis response

We acknowledge your comment that paragraph 134(f) of IAS 36 would require certain “early warning” disclosures in the event that a reasonably possible change in a key assumption on which the Company has based its determination of  a cash generating unit’s recoverable amount would cause the unit’s carrying amount to exceed its recoverable amount.  We note that these disclosures would include the amount by which the unit’s recoverable amount exceeds its carrying amount, the value assigned to the key assumption, and the amount by which the value assigned to the key assumption must change to make the unit vulnerable to impairment. But given that the Alcon acquisition was completed on August 25, 2010 (i.e, reasonably close to the year-end), and that we did not become aware of any significant negative factors from that date to the year-end, we concluded that, as of December 31, 2010, the carrying amounts of the Alcon-related assets including goodwill were close to their recoverable amounts, since it was a recent acquisition with no indication of potential impairment being identified. We have provided both qualitative and quantitative information about the sensitivity of assumptions used for impairment testing in Note 11 to our Consolidated Financial Statements.   We do not believe, however, that any one “key assumption” used for the determination of the Alcon cash generating units’ recoverable amounts was particularly vulnerable to a reasonably possible change in the near-term.  In future periods, we will provide further disclosure regarding reasonably possible changes in key assumptions, as outlined by paragraph 134(f) of IAS 36, where applicable.

Results of Operations
Vaccines and Diagnostics Division, page 144

SEC Comment No. 5

You disclose that revenue was generated from delivery for supply contracts with governments around the world for A (H1N1) pandemic flu vaccines and adjuvants.

SEC Request: It is unclear whether you maintain stockpiles for these governments or whether you physically deliver vaccines or adjuvants to them.

Novartis Response:  Following the declaration of an A (H1N1) pandemic by the World Health Organization (WHO), our Vaccines and Diagnostics Division (V&D) was awarded various government contracts for the purchase of A (H1N1) vaccines as well as adjuvant (MF59).  Various governments around the world organized immunization programs against the disease and therefore took physical delivery of $1.0 billion of product in 2010.  For these deliveries, the revenue recognition policy in Note 1 to the Consolidated Financial Statements, Accounting Policy-Revenue Recognition was used which reads as follows:

“Revenue is recognized when there is persuasive evidence that a sales arrangement exists, title and risks and rewards for the products are transferred to the customer, the price is fixed and determinable and collectability is reasonably assured. Where contracts contain customer acceptance provisions, typically with government agencies, sales are recognized upon the satisfaction of acceptance criteria. Provisions for rebates and discounts granted to government agencies, wholesalers, retail pharmacies, managed care and other customers are recorded as a reduction of revenue at the time the related revenues are recorded or when the incentives are offered. They are calculated on the basis of historical experience and the specific terms in the individual agreements. Provisions for refunds granted to healthcare providers under innovative pay for performance agreements are recorded as a reduction of revenue at the time the related revenues are recorded. They are calculated on the basis of historical experience and clinical data for the product as well as the specific terms in the individual agreements. In cases where historical experience and clinical data are not sufficient for a reliable estimation of the outcome, revenue recognition is deferred until such history is available.

Cash discounts are offered to customers to encourage prompt payment and are recorded as revenue deductions. Wholesaler shelf-inventory adjustments are granted to customers based on the existing inventory of a product at the time of decreases in the invoice or contract price of a product or at the point of sale if a price decline is reasonably estimable. Where there is an historical experience of Novartis agreeing to customer returns or Novartis can otherwise reasonably estimate expected future returns, Novartis records a provision for estimated sales returns. In doing so it applies the estimated rate of return, determined based on historical experience of customer returns or considering any other relevant factors, to the amounts invoiced also considering the amount of returned products to be destroyed versus products that can be placed back in inventory for resale. Where shipments are made on a re-sale or return basis, without sufficient historical experience for estimating sales returns, revenue is only recorded when there is evidence of consumption or when the right of return has expired. Provisions for revenue deductions are adjusted to actual amounts as rebates, discounts and returns are processed.”

In addition to the $1.0 billion in product delivered to the U.S. and other governments, the U.S. Government requested a stockpile arrangement for $0.3 billion of adjuvant product as further discussed below.

SEC Request:  Please explain to us your revenue recognition policy for product ordered by customers but not shipped to them and reference for us the authoritative literature upon which you relied in determining your accounting treatment.

Novartis Response: The U.S. Government requested a stockpile arrangement for $0.3 billion of adjuvant product.  In this specific situation, where a government contracted with V&D to hold goods to meet its strategic national stockpiling needs, we recognized revenue in accordance with the criteria set forth in paragraph 1 (a through d) of Appendix to IAS 18, as well as the SEC Strategic National Stockpile Guidance Dec. 2005  (Release 33-8642).   The U.S. Government is the only customer which did not take physical delivery of vaccine or adjuvant product before revenue was recognized, and therefore the $0.3 billion paid by the

U.S. government for adjuvant is the only revenue which was subject to this accounting treatment.

•                  SEC Request: In your response, please differentiate between governmental stockpile transactions and any other customer transactions and, at a minimum, please provide the following information:

•                  SEC Request: Please explain to us the material terms of these arrangements, including when product is shipped to the customer;

•                  Novartis Response: A (H1N1) pandemic flu vaccines and adjuvants were supplied to governments around the world in accordance with standard terms and conditions, with the exception of the U.S. Government’s request to stockpile adjuvant.  As described below, there was an inspection process that the U.S. Government completed, and it was agreed that the product could be shipped to a specific location in the U.S. for inspection, where it would be segregated from other product.  Furthermore, there is no right to return the adjuvant upon the expiration of its useful life.

•                  SEC Request:  Please provide us your understanding of your customers’ business purpose for accepting title to product that remains in your possession;

•                  Novartis Response: The U.S. Government’s Center for Disease Control (CDC) and the Department of Health and Human Services (HHS), through their Strategic National Stockpile initiative, ordered and maintained large quantities of Medical Counter Measures such as vaccines and medicines to protect the American public in the event of national emergencies such as pandemics. In a severe pandemic, unadjuvanted vaccine may not be effective for certain viral strains, and adjuvants offer the possibility of expanding the supply of  vaccines through antigen-sparing, with the potential for cross-protection benefits if the viral strain mutates. At the onset of the A (H1N1) pandemic, when the severity of the pandemic was not known, the U.S. Government ordered MF59 adjuvant from V&D to leverage these benefits in an Emergency Use Authorization if the pandemic was to become severe, and to stockpile it for future needs if the pandemic was not severe. Ultimately, the A (H1N1) pandemic was not judged to be as severe as initially expected, and the U.S Government decided not to use the adjuvant in the A (H1N1) campaign, but to stockpile it instead.  In the future the circulating strains may be different and unadjuvanted vaccines may not be effective. This coupled with use in pre-

pandemic and pandemic influenza vaccines to achieve increased volumes and potentially provide cross protection further support the need for the Strategic National Stockpile of the MF59 adjuvant.

•                  SEC Request:  Please explain to us how you transferred the significant risks and rewards of ownership of the goods and how you retain neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold as required by paragraphs 14(a) and 14(b) of IAS 18;

•                  Novartis Response:  The U.S. Government requirement is to have product on-hand in case of an outbreak and to meet its strategic national stockpile initiative.  The terms of V&D’s contract with the U.S. Government stipulate that the U.S. government had the right to inspect the stockpiled quantities at a storage facility, which, for reasons of safe storage, was agreed to be at a Novartis controlled facility.  The government acceptance of the goods occurred after the inspection pursuant to FAR 52.246-2.  As a result, both title and risk of loss of such goods passed to the U.S. Government upon acceptance, which occurred at Novartis’s storage facility.

The MF59 adjuvant is stored in a temperature-controlled facility in accordance with Good Manufacturing Practices (GMP) regulations, and is ready for immediate shipment at the U.S. Government’s direction.

•                  SEC Request:  Please explain how you meet the criteria for ‘bill and hold’ transactions identified in paragraph 1 of the Appendix to IAS 18;

•                  Novartis Response:  The stockpile arrangement required written documentation of acceptance confirming the terms of the stockpile arrangement, and it is at that point that title and risk of loss passed to the U.S. Government. V&D stores the product in compliance with Good Manufacturing Practices (GMP) guidelines and in accordance with normal vaccines industry practice.   The U.S. Government is billed separately for storage services.  The product is ready for immediate shipment at the U.S. Government’s direction.  Normal payment terms of 30 days apply.

Adjuvant addresses the U.S. Government’s strategic national stockpile needs, the accounting treatment for which is specifically addressed in the SEC Strategic National Stockpile Guidance Dec. 2005 (Release 33-8642).

When assessing whether it is probable that delivery will be made as stipulated in paragraph 1(a) of the Appendix to IAS 18, we relied on the SEC Strategic National Stockpile Guidance Dec. 2005 (Release 33-8642), which eliminated the requirement of product delivery for the sale of the enumerated vaccine adjuvant to the Federal government vaccine stockpile.

•                  SEC Request:  To the extent that you participate in government stockpile arrangements, please explain to us whether you undertake any obligation to rotate stock into the stockpile to maintain currently dated product.  If so, please:

•                  Explain whether you receive compensation for the service of rotating the stock, and, if so, how you account for compensation;

•                  Explain whether you receive payment for the new inventory rotated into the stockpile and, if so, how you account for that payment;

•                  Explain whether you can sell the inventory rotated out of the stockpile and your accounting for that inventory;  and

•                  Considering the contingent nature of government stockpiles and that the government may never tap the stockpile, explain how you can assert that it is probable that delivery will be made as stipulated in paragraph 1(a) of the Appendix to IAS 18.

•                  Novartis Response:  None of our current V&D government stockpile arrangements include any obligations to rotate stock into the stockpile and there has been no such rotation.  The Company will revise the disclosure for product ordered by customers but not shipped, in future periodic reports, in Note 1 to the Consolidated Financial Statements, Accounting Policy-Revenue Recognition as follows:

“Revenue is recognized for products that are stockpiled at the request of our government customers once the products have been inspected and accepted by our customers and there is no right of return or replenishment on product expiry, and cost of storage will be paid by our customers on normal commercial terms.”

Notes to the Novartis Group Consolidated Financial Statements

Note 2: Significant Transactions, business combinations and divestments

Acquisitions in 2010: Corporate—Alcon, Inc., page F-21:

SEC Comment No. 6

In a table on page F-23, you disclose that the estimated fair value of your initial 25% ownership interest in Alcon as of the August 25, 2010 majority interest acquisition date was

$10,320 million. It appears that you calculate this amount by reference to a formula negotiated in 2008 for your ultimate acquisition of Alcon from Nestlé. As Alcon is traded on the New York Stock Exchange, please explain to us why you did not utilize the market value of your previously held investment in Alcon in determining your goodwill in the August 25, 2010 business combination achieved in stages under paragraph 32 of IFRS 3. In this regard it appears that the $11,877 million fair value obtained by multiplying the 74.061 million shares you initially owned by the $160.37 per share August 25, 2010 closing stock price is a more reliable estimate of the acquisition-date fair value of the component identified in paragraph 32 (a)(iii) of IFRS 3 than an amount derived from a negotiation in 2008. Please reference for us the authoritative literature you rely upon to support your accounting.

Novartis response

The details to this transaction were as follows:

•                  On April 7, 2008 Novartis announced an agreement with Nestlé S.A. under which Novartis obtained rights to acquire in two steps all of Nestlé’s shareholdings of Alcon, Inc. (NYSE: ACL), a Swiss-registered company only listed on the New York Stock Exchange. Through this two step process, Novartis would obtain a majority 77% ownership of Alcon.  The potential total consideration for the two steps was up to approximately $39 billion.

•                  The first step was completed on July 7, 2008, when Novartis acquired an initial 24.8% stake in Alcon, representing 74 million shares, from Nestlé for $10.4 billion in cash. Alcon’s closing share price was $148.44 on April 4, 2008, the last trading day before the signing of this agreement. However, the investment reflected a price of $140.68 per share. The transaction price of $143.18 was determined by using Alcon’s volume-weighted average share price between January 7, 2008, and April 4, 2008. This price was later reduced by approximately $2.50 per share to account for the dividend paid by Alcon in May 2008.

•                  In the optional second step, Novartis had the right to acquire Nestlé’s remaining 52% majority controlling interest in Alcon between January 1, 2010, and July 31, 2011, for a fixed price of $181.00 per share, or up to approximately $28 billion. During this period, Nestlé had the right to require Novartis to buy its remaining stake at a 20.5% premium to Alcon’s share price at the time of exercise, but not exceeding $181.00 per share. Novartis had no obligation to purchase the remaining 23% of shares held by Alcon minority shareholders.

•                  On August 25, 2010, Novartis completed the second step, acquiring Nestlé’s remaining 52% controlling interest in Alcon for a total payment of approximately $28.3 billion in cash or $180 per share.

•                  On December 14, 2010, Novartis  reached an agreement to acquire the remaining non-controlling interest for an aggregate amount equal to $168 per share. This transaction was completed on April 8, 2011.

IFRS does not have a fair value measurement standard.  In IFRS 2.41 & 42, para BC 335, the IASB concluded that there would be no guidance on fair value measurement or valuation techniques in the standard. Rather, fair value is defined in IFRS 3R (see Appendix A) as “the amount for which an asset could be exchanged or a liability settled, between knowledgeable, willing parties in an arm’s length exchange”.

Considering the specific facts and circumstances of the Alcon transactions, management developed its approach to determine fair value taking into account the application guidance in IFRS 3, appendix b, para 45 which indicates that the fair value of the acquirer’s controlling interest and the fair value of a non-controlling interest on a per-share basis might differ because of a control premium or a discount for lack of control.  The quoted market prices since acquisition of the 52% controlling interest reflected market expectations that Novartis would (and indeed did) buy in the relatively limited remaining free float of the shares at a price close to the cash price for the controlling interest.

The acquisition of the Nestlé stake in Alcon was agreed to be a two step process whereby only the acquisition of majority control in the second step resulted in the payment of the control premium.  In 2008 only the percentage of the control premium was fixed to be 20.5% per share acquired in the second step, but not the absolute amount to be paid per share. The absolute amount was determined based on the Alcon share price at the exercise date plus the control premium subject to a cap ($181 per share) in order to avoid market speculation. Between 2008 and 2010 the business development at Alcon was approximately in line with expectations, so that the cap of $181 per share was still considered to be justified without the transaction resulting in a favorable exchange for Novartis.

Therefore we considered the average per share consideration of $168 paid for the entire 77% interest to be representative of the fair value of that total interest but not the appropriate fair value per share for the apportionment of the fair value to be attributed to the initial 25% non-controlling and 52% controlling interests. We ultimately also offered to pay an identical price to the non-controlling interests as we expect additional opportunities for value creation with a 100% ownership. This offer was accepted by the Alcon board on December 14, 2010, which confirmed our view that a per share value of $168 was considered to be fair.

The average value of $168 per share results in a fair value of $38.7 billion for the entire 77% stake, which had to be allocated between the initial and the second stake. The payment for the second stake of 52% was $180 per share, i.e. $28.3 billion. The value assigned to the initial tranche was calculated by way of difference between the total amount of $37.8 billion and the value $28.3 billion paid for the second tranche. The resulting per share fair value of $139 was assessed for reasonableness in particular with respect to an estimated share price for a non-controlling minority interest absent any speculation that control would be transferred. External information and market assessments were analyzed to determine whether such a difference to the quoted NYSE share price was caused by merger speculation. As a market price excluding such speculations (i.e. any potential premium to be paid) was not available, such value was derived based on the above mentioned information.  A value excluding any premium was deemed to be the correct basis for the fair value of the initial Alcon share. The analyses resulted in a value reasonably close to the amount of $139 per share resulting from the above-outlined valuation approach. This approach to determine the fair value of the initial stake was considered to be in line with IFRS 3.32(a)(iii).

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The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that this letter responds to the issues raised in your comment letter.  If you have additional questions, please do not hesitate to contact us.

Respectfully submitted,

Novartis AG

/s/ JONATHAN SYMONDS	/s/ MARTIN HENRICH
Jonathan Symonds	Martin Henrich
Chief Financial Officer	Authorized Signatory
Novartis Group